Exhibit 99.1

AUTOHOME INC. ANNOUNCES MANAGEMENT CHANGE

BEIJING, September 28, 2017 – Autohome Inc. (“Autohome” or the “Company”) (NYSE: ATHM), a leading online destination for automobile consumers in China, today announced that Mr. Jun Zou has been appointed to serve as the chief financial officer of the Company (the “Chief Financial Officer”), and that Mr. Yan Kang and Mr. Julian Jiun-lang Wang have resigned as president and Chief Financial Officer of the Company, respectively. Mr. Kang and Mr. Wang also resigned from the board of directors of the Company (the “Board”). The appointment and resignations all took effect as of September 28, 2017. The resignations of Mr. Kang and Mr. Wang were not due to any disagreement with the Company regarding its business, finance, accounting and/or any other affairs. Following their resignations, the Board is now comprised of seven members.

The new Chief Financial Officer of the Company, Mr. Zou, has over 23 years of experience in financial management and capital markets in the U.S., Europe and China. He most recently served as iDreamSky’s chief financial officer, during which time he led the company’s initial public offering on the Nasdaq Global Select Market and the company’s subsequent privatization. Prior to joining iDreamSky, Mr. Zou served as the chief financial officer for several U.S.-listed Chinese companies, including E-Commerce China Dangdang Inc. (NYSE: DANG, now privatized), a leading business-to-consumer e-commerce company in China from 2012 to 2014, and Xunlei Ltd. (NASDAQ: XNET), a leading cloud-based acceleration technology company in China from 2010 to 2012. He has also worked as the chief financial officer for the global technical services business unit and the head of the global customer financing and treasury at Huawei Technologies, a Fortune 500 technology company in China from 2006 to 2008. Before returning to China, Mr. Zou served in progressive managerial roles in treasury, customer finance, strategic planning and eventually as global controller for the managed services business unit at Ericsson in the U.S. and Sweden. Mr. Zou received a Master’s degree in business administration from the University of Texas in the U.S. and a Bachelor’s degree in international business and economics from Shanghai International Studies University in China.

Mr. Min Lu, the chairman of the Board and the chief executive officer of the Company, stated: “We are very delighted to have Mr. Zou serve as our new Chief Financial Officer. We also wish to express our sincere gratitude to each of Mr. Kang and Mr. Wang for their services to Autohome as our board members and officers and wish them continued success in their future endeavors.”

About Autohome Inc.

Autohome Inc. (NYSE:ATHM) is the leading online destination for automobile consumers in China. Its mission is to enhance the car-buying and ownership experience for auto consumers in China. Autohome provides professionally produced and user-generated content, a comprehensive automobile library, and extensive automobile listing information to automobile consumers, covering the entire car purchase and ownership cycle. The ability to reach a large and engaged user base of automobile consumers has made Autohome a preferred platform for automakers and dealers to conduct their advertising campaigns. Further, the Company’s dealer subscription and advertising services allow dealers to market their inventory and services through Autohome’s platform, extending the reach of their physical showrooms to potentially millions of internet users in China and generating sales leads for them. The Company offers sales leads, data analysis, and marketing services to assist automakers and dealers with improving their efficiency and facilitating transactions. As a transaction-centric company, Autohome operates its “Autohome Mall,” a full-service online transaction platform, to facilitate transactions for automakers and dealers. Further, through its website and mobile applications, it also provides other value-added services, including auto financing, auto insurance, used car transactions, and aftermarket services. For further information, please visit www.autohome.com.cn.

For investor and media inquiries, please contact:

Vivian Xu

Investor Relations

Autohome Inc.

Tel: +86-10-5985-7017

Email: ir@autohome.com.cn

Christian Arnell

Christensen

Tel: +86-10-5900-1548

Email: carnell@christensenir.com